

13030141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27971

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morgan Joseph TriArtisan LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Fifth Avenue, 14th Floor
(No. and Street)

New York	New York	10020-2302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jo-Ku Tang (212) 218-3717
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)


FEB 28 2013

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jo-Ku Tang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morgan Joseph TriArtisan LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELA M. MOLINAS
Notary Public, State of New York
No. 01MO6076727
Qualified in Westchester County
Commission Expires July 01, 20 14

Signature

Chief Financial Officer

Title

Notary Public, State of New York

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


EISNERAMPER
ACCOUNTANTS & ADVISORS

MORGAN JOSEPH TRIARTISAN LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITOR'S REPORT

To the Members
Morgan Joseph TriArtisan LLC

We have audited the accompanying statement of financial condition of Morgan Joseph TriArtisan LLC (the "Company") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Morgan Joseph TriArtisan LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.



New York, New York
February 25, 2013

MORGAN JOSEPH TRIARTISAN LLC

Statement of Financial Condition
December 31, 2012

ASSETS	
Cash and cash equivalents	$ 7,791,365
Due from broker	184,218
Securities owned, at fair value	105,765
Due from affiliates	421,090
Accounts receivable	575,707
Prepaid expenses and other assets	444,824
	$ 9,522,969
LIABILITIES AND MEMBERS' CAPITAL	
Liabilities:	
Compensation payable	$ 2,972,496
Deferred rent	637,843
Accounts payable and other accrued expenses	786,344
	4,396,683
Commitments and contingencies (Note G)	
Members' capital	5,126,286
	$ 9,522,969

See notes to financial statement

NOTE A - ORGANIZATION AND BUSINESS

Morgan Joseph TriArtisan LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides merchant banking services and financial advisory and capital raising services, principally related to M&A and restructuring advice, private placements and public offerings of debt and equity.

Morgan Joseph Holdings Inc. ("Holdings" or "Parent"), a wholly-owned subsidiary of Morgan Joseph TriArtisan Group Inc. ("Group"), and an unrelated investor are the two members of the Company. Holdings owns all of the issued and outstanding common units and 11.1 of the 111.1 issued and outstanding preferred units of the Company (see Note D). Only the common units are entitled to a vote in the election of directors.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1] Cash equivalents:

Cash equivalents are carried at fair value and amounted to $4,909,622 at December 31, 2012, consisting of money market funds purchased with an original maturity of three months or less.

[2] Investment banking:

Investment banking fees are recorded when the underlying transaction is consummated. Nonrefundable retainer fees are recognized after the related services are performed or rendered.

[3] Securities transactions and valuation:

Securities owned are recorded at fair value. Securities transactions are recorded on a trade-date basis.

[4] Income taxes:

The Company is treated as a partnership for income tax purposes whereby the members are responsible for reporting their respective share of income or loss in their own income tax returns. The Company is subject to New York City Unincorporated Business Tax.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled or recovered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken in a tax return, which resulted in no unrecognized tax benefits in the 2012 financial statements. Tax years for 2009 and thereafter are subject to examination by the appropriate taxing authorities. Any interest and penalties determined to result from uncertain tax positions will be classified as interest expense and other expense.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - FAIR VALUE OF INVESTMENTS

Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. The use of a fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

The classification of financial instruments valued at fair value is as follows:

	Level 1
Assets:	
Cash equivalents	$ 4,909,622
Securities	105,765
	$ 5,015,387

Securities consist of common stock, which is valued on the last business day of the year at the last available reported sales price on the primary securities exchange.

NOTE D - MEMBERS' CAPITAL

The Company is authorized to issue 1,000 Common Units and 1,000 Preferred Units of which 100 Common Units and 111.11 Preferred Units had been issued and outstanding as of December 31, 2012.

The holders of Preferred Units are allocated Fixed Income Profits and Fixed Income Losses, as defined in the Company's limited liability company agreement, pro rata in accordance with the number of Preferred Units held. Disbursements of Fixed Income Distributions, as defined, shall be made within 45 days following the end of each calendar quarter, subject to regulatory capital requirements. The Preferred Units are redeemable at the option of the holder on the earlier of November 1, 2020 or upon the consummation of a transaction that results in a change of control, as defined, at a redemption price equal to its liquidation preference, which is the sum of a) $500 per unit and b) all unpaid Fixed Income Distributions, which is based on the cash received by the Company from certain transactions (an aggregate of $264,543 at December 31, 2012).

NOTE D - MEMBERS' CAPITAL (CONTINUED)

The holders of Common Units are allocated Profits and Losses, as defined, and paid Profit Distributions, as defined, pro rata in accordance with the number of Common Units held.

The Common Units and Preferred Units vote as separate classes. Only holders of Common Units are entitled to a vote in the election of directors.

During 2012, the Company received a total of capital contributions for $3,500,000 in cash from Holdings, and made total cash distributions of $583,608 to holders of its Preferred Units.

NOTE E - EQUITY-BASED AWARDS

The Company is a participant in Group's Stock Incentive Plan (the "Plan"), which provided for grants of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, and stock bonus awards in Group's equity.

Stock Options:

Stock options granted to employees will generally become exercisable in installments on or about the first anniversary of the date of grant vesting over five years and, if the grantee is still employed by the Company, with certain exceptions for terminations of employment due to death, retirement or extended absence. Once service requirements have been met, these options will generally remain exercisable, subject to satisfaction of certain conditions, until the tenth anniversary of the date of grant.

The following table sets forth summarized information concerning stock options as of and during the year ended December 31, 2012:

	Shares	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term in Years
Outstanding at January 1, 2012	34,025	$ 33.43	
Granted	16,250	10.00	
Forfeited	(7,725)	45.96	
Outstanding at December 31, 2012	42,550	$ 22.21	7.03
Exercisable at December 31, 2012	21,028	$ 30.12	5.37
Non-vested at December 31, 2012	21,522	$ 14.47	8.65

MORGAN JOSEPH TRIARTISAN LLC

Notes to Financial Statement
December 31, 2012

NOTE F - INCOME TAXES

Temporary differences which give rise to net deferred tax assets at December 31, 2012 are as follows:

Deferred tax asset:	
Deferred rent	$ 6,056
Net operating loss carryforwards	161,705
Compensation payable	23,131
Deferred tax asset	190,892
Less valuation allowance	(189,424)
	1,468
Deferred tax liability:	
Unrealized trading gains	(1,468)
Net deferred tax assets	$ 0

NOTE G - COMMITMENTS, CONTINGENCIES AND RELATED PARTY TRANSACTIONS

(i) The Company has entered into noncancelable leases for office space expiring on various dates through 2015. Further, Holdings has entered into noncancelable leases for office space expiring on various dates through 2016, which the Company occupies and pays substantially all of the lease costs. The lease agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. The minimum rental commitments under the leases of the Company and Holdings are set forth below:

Year Ending December 31,	Morgan Joseph TriArtisan LLC	Holdings	Total
2013	$ 295,000	$ 783,000	$ 1,078,000
2014	241,000	780,000	1,021,000
2015	191,000	811,000	1,002,000
2016		608,000	608,000
	$ 727,000	$ 2,982,000	$ 3,709,000

The leases provide for free rent periods and rent increases over the lease terms. The Company records rent expenses on a straight-line basis and the difference between expenses and actual payments is recorded as deferred rent.

(ii) During 2012, there were several class action complaints filed on behalf of persons and entities who purchased or otherwise acquired shares of Digital Domain Media Group, Inc. The complaints alleged various securities laws violations against several parties including the underwriters, Roth Capital Partners, LLC and the Company. The Company expects the complaints will be consolidated into one class action complaint. The Company believes it has meritorious defenses to the claims and will vigorously defend this action. At present, the Company is uncertain as to its potential liability, if any, in connection with these complaints.

The Company is party to certain other claims and suits arising in the normal course of business. In the opinion of management, all such claims and suits are without merit, or involve amounts which would not have a significant effect on the financial position of the Company.

(iii) Due from affiliates consists of $160,243 due from Group and $260,847 due from Holdings.

NOTE G - COMMITMENTS, CONTINGENCIES AND RELATED PARTY TRANSACTIONS (CONTINUED)

(iv) During 2012, the Company charged Morgan Joseph TriArtisan Capital LLC, a broker-dealer in securities that is an indirect wholly-owned subsidiary of Group, approximately $100,150 for general and administrative service pursuant to an expense-sharing agreement.

NOTE H - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined. At December 31, 2012, the Company, under the alternative standard method, had net capital of $4,543,426, or $4,293,426 in excess of its required net capital of $250,000. The Company claims exemption from the reserve requirement under section 15c3-3(k)(2)(ii).

NOTE I - EMPLOYEE BENEFIT PLANS

The Company has a defined contribution profit-sharing 401(k) savings plan, effective on December 1, 2001, that covers substantially all of its employees. Under the terms of the plan, employees can elect to defer up to the maximum annual dollar limit, subject to certain Internal Revenue Service limitations, by making voluntary contributions to the plan. Additionally, the Company, at the discretion of management, can elect to match up to 100% of the voluntary contributions made by its employees, but may not exceed 4% of an employee's compensation.

NOTE J - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, the Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

In the normal course of business, the Company may enter into transactions in various financial instruments with off-balance-sheet risk. These risks include both market and credit risk, which may be in excess of the amounts recognized in the statement of financial condition.

At times during the year, the Company maintains cash balances in excess of insured limits.